Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated January 6, 2025 in the Registration Statement on Form F-1 of Zenta Group Company Limited, relating to the audit of the consolidated balance sheets of Zenta Group Company Limited and its subsidiaries (collectively the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2024 and 2023, and the related notes included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
WWC, P.C.
San Mateo, California	Certified Public Accountants
February 25, 2025	PCAOB ID No.1171